Mail Stop 3561

January 21, 2010

VIA U.S. MAIL

Donald G. Bauer
President and Chief Executive Officer
Secure Luggage Solutions, Inc.
2375 East Camelback Road, 5th Floor
Phoenix, AZ 85016

> **Re: Secure Luggage Solutions, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed January 8, 2010**
> **File No. 333-162518**

Dear Mr. Bauer:

We have reviewed your response to our letter dated November 2, 2009 and have the following additional comments. Please note that page references refer to the marked version of your document filed on EDGAR.

General

1. Please be sure to carefully review the registration statement prior to submitting your next amendment to resolve any inconsistencies in disclosure from section to section. We note in this regard that you have removed certain disclosure in response to comments; however, similar disclosure was not removed elsewhere in the prospectus.

2. It appears from your current disclosure that you have not taken any concrete steps to implement your business plan. Therefore, you may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note for example, that since the inception of your business you have not generated any revenues from business operations, you do not appear to have any agent or supplier agreements, you have not determined at which airports you will offer your service, and you do not have any dedicated full-time or part-time employees other than your two officers. Please tell us why you do not believe that you are a blank check company. Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

3. To the extent you are a blank check company, please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933. <u>See</u> the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

<u>Registration Statement cover page</u>

4. We note your response to our prior comment 2 and reissue. We note the last bolded paragraph on page 2 should be moved to the prospectus cover page.

<u>Prospectus cover page</u>

5. Please present the common stock outstanding as of the most recent practicable date and reposition to a page other than the cover page.

<u>Our Business, page 4</u>

6. We note your response to our prior comment 6 and reissue. Although this discussion is a summary, enough detail should be presented to give investors a sense of where you are in developing and bringing your product to market as well as enabling investors to evaluate the likelihood of success. Explain what you mean when you say that your consultant "is in contact" with potential customers and that your CEO "is in the process of" identifying acquisitions or joint ventures.

7. Please clarify whether you have a prototype luggage wrap product or whether additional development will be required. Also, please state the price you intend to charge per item.

8. Please revise to state that there is no guarantee you will be able to raise sufficient capital to satisfy your needs for the next twelve months.

<u>Selected Financial Information, page 6</u>

9. We note that the amount of the company's stockholder's equity at September 30, 2009 of $(48,939) as disclosed on page 6 does not agree to the amount reflected in the company's interim balance sheet at this date on page 61 of $48,939. Please reconcile and revise these disclosures.

Risk Factors, page 6

If we do not receive additional funding, page 7

10. Please expand this risk factor by disclosing that you currently only have sufficient cash to satisfy your obligations for two months and that you will require at least $3.25 million to implement your business plan over the next twelve months. Also, prominently disclose this as bulleted disclosure under "Our Business" in the prospectus summary.

Our principal stockholders control our business affairs, page 15

11. Please revise the risk factor heading to clarify that your two officers are the principal stockholders that control 90.3% of the common stock.

Delaware Anti-Takeover Law, page 27

12. We note your response to our prior comment 21 and reissue because we are unable to locate the revision.

Liquidity and Capital Resources, page 30

13. We note your response to our prior comment 22 and reissue. We expect to see a discussion of your liquidity needs for the next twelve months and a discussion of sources of funds to satisfy your obligations. Moreover, given your current liquidity shortfall, you should present your liquidity discussion as of the most recent practicable date.

14. We note your response to our prior comment 23 and reissue. We are unable to locate revised disclosure. We note that you anticipate a budget shortfall of $40,000 as of the end of the 2009 fiscal year. In earlier disclosure, you estimated the shortfall at $631,556. Explain what steps you have taken to close this shortfall and what impact these steps will have on your ability to commence operations.

Our Business, page 32

15. Revise the antepenultimate sentence of the second paragraph to state as a belief and provide us with support for this statement.

16. We note your response to our prior comment 28. However, we note the last sentence of the second paragraph. Either delete this reference or revise to explain how your automated system will uniquely increase the efficiency of the check-in process.

17. We note your response to prior comment 27. Explain why you cannot yet identify the specific processes you will utilize for your luggage wrapping service and when you expect to determine which processes you will use. As noted in prior comment 40, this information appears material to an investment decision.

18. In this regard, revise to clarify whether the "Secure Solution" is based on the "strap-and-wrap" process, or whether the "strap-and-wrap" process is only one of several potential processes that you will use. Explain whether you will license the strap and wrap process to your suppliers or whether they will provide their own wrapping process. Also, describe what impact a decision to rely on third party suppliers would have on the cost of your service.

19. We note your response to our prior comment 30 and reissue. Given the extensive related party transactions and that you potentially will rely on Secure Luggage Systems as a supplier, additional disclosure about the relationship between the two entities is warranted.

20. Please revise the second sentence of the second paragraph on page 33 to explain what you mean by offering your system to the air travel industry.

21. We reissue prior comment 29. It does not appear that you provided a response to this comment in your letter and we are unable to locate revised disclosure responsive to our comment.

22. Refer to the first sentence of the third paragraph on page 33. Please clarify whether you intend to use the device from this company or whether you are merely stating there is a competing device.

23. Also, revise to briefly explain how the tracking devices aides a customer in retrieving his or her bag in the event it becomes lost.

24. Please revise to state which regulatory agencies must approve the tracking device and the anticipated timeframe for receiving necessary approvals.

25. We reissue prior comment 31. It does not appear you provided a response to our prior comment and your revised disclosure does not include all the information requested in the prior comment.

26. We note your response to our prior comments 24 and 32; however, we reissue in part. We expect your plan of operation to include, among other things, a discussion of when you anticipate commencing operations and generating revenues.

27. We note your response to our prior comment 33 and reissue. We believe you should be able to provide, at a minimum, an estimate of the price travelers would be willing to pay for your service and a breakdown of the associated variable costs to you. Providing this information would give investors the ability to evaluate your business plan and the likelihood you will become a successful enterprise.

28. We note your response to our prior comment 37 and reissue in part. Please revise to discuss what steps you have taken to identify and establish agent relationships. Also disclose the estimated costs associated with the agent relationships.

29. We note your response to our prior comments 34 and 36; however, we note that similar disclosure remains in the last line of the third to last paragraph on page 33. Please either revise to substantiate your belief that these industry members will contract with you or delete.

Intellectual Properties, page 34

30. It does not appear you provided a response to prior comment 41. Revise to add a risk factor disclosing the risk that because you do not own intellectual property, competitors could be able to use your idea and establish a more successful enterprise.

Capital Requirements, page 34

31. We note your response to prior comment 42. Revise to explain why you are unable to identify the locations at which you intend to commence service and when you intend to select these locations. As noted in prior comment 40, this information appears material to an investment decision.

Federal Regulations, page 35

32. We note your response to our prior comments 35 and 43. Please revise to discuss the steps you must take and costs you will incur to become an "approved service provider" and when you anticipate receiving such approval. Also, clarify whether the TSA permits luggage to be wrapped prior to screening and, if not, how this would affect your plans to offer your service at off-airport locations.

Certain Relationships and Related Transactions, page 36

33. Please revise here to disclose the transaction described in the second paragraph of Note 5 to your financial statements for the period ended September 30, 2009.

Baggage Management – Industry, page 40

34. Refer to your new disclosure in the last line of the sixth paragraph on page 41. Given that it appears you have not concluded development of your baggage wrap process, revise to substantiate your belief or advise.

Executive Compensation, page 42

35. We note that James Westmacott has received a monthly per diem since July 2009. Explain why this is not disclosed as salary or revise the summary compensation table accordingly.

Compensation Discussion and Analysis, page 43

36. Please elaborate on your existing compensation scheme. Clarify whether you have employment agreements (whether written or unwritten) with your named executive officers. Also clarify whether the stock awards represent periodic or one-time compensation.

December 31, 2008 Financial Statements, page 46

Notes to Financial Statements, page 52

Note 7. Subsequent Events, page 58

37. We note from your response to our prior comment number 56 that the 100,000 shares issued to the company's Secretary Treasurer on June 30, 2009 have now been issued at $.10 per share. However, based on the disclosures included in Note 7 to the company's audited financial statements, we continue to note that these shares were valued at $.0001 per share or $100. Please revise Note 7 to the audited financial statements indicate that these 100,000 shares issued to the Secretary Treasurer were valued at $.10 per share or $10,000, consistent with the disclosure in the company's interim financial statements ended September 30, 2009 and with the company's response to our prior comment.

Dealer Prospectus Delivery Obligation, page 77

38. We note your response to our prior comment 59 and reissue. The legend appears to have been moved to the last page of the registration statement rather than the last page of the prospectus that is delivered to potential investors. Please revise by moving to the back cover page of the prospectus, which immediately follows the Table of Contents.

Other

39. In the event of a delay in the effectiveness of the company's Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at 202-551-3813 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (949) 660-9010
        Thomas E. Stepp, Jr., Esq.
        Stepp Law Corporation